SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                               DIME BANCORP, INC.
                            (Name of Subject Company)


                               DIME BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     25429Q
                      (CUSIP Number of Class of Securities)

                              JAMES E. KELLY, ESQ.
                                 GENERAL COUNSEL
                               DIME BANCORP, INC.
                                589 FIFTH AVENUE
                                    3RD FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6170
           (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)

                                    Copy to:

                             MITCHELL S. EITEL, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 5 amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 filed with the Securities and Exchange Commission on March 21, 2000, as subsequently amended on March 21, 2000, March 22, 2000, March 24, 2000 and March 30, 2000 (as so amended, the "Schedule 14D-9"), by Dime Bancorp, Inc., a Delaware corporation ("Dime"), in relation to the exchange offer disclosed in the Schedule TO, dated March 15, 2000 (as amended from time to time, the "Schedule TO"), of North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), to exchange each issued and outstanding share of Dime common stock, par value $0.01 per share, for
0.9302 of a share of North Fork common stock, par value $0.01 per share, and $2.00 in cash, upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by North Fork on March 15, 2000 and the Prospectus relating to North Fork's common stock dated March 14, 2000 and contained therein (each of which may be amended from time to time and each of which is an Exhibit and incorporated by reference into North Fork's Schedule TO).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

Item 4 is hereby supplemented and amended by adding the following:

         On April 6, 2000, Dime began sending to its employees the letter of Franklin L. Wright, dated April 6, 2000, that is included herewith as Exhibit
(a)(20) and is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

Item 8 is hereby supplemented and amended by adding the following:

         On March 29, 2000, Dime commenced an action against Salomon Smith Barney, Inc. ("Salomon") in the Supreme Court of the State of New York, County of New York. Dime's complaint alleges that Salomon violated a May 1997 confidentiality agreement between Dime and Salomon, which prohibited Salomon, for a three year period, from providing any financial advisory services to any entity interested in acquiring or otherwise entering into a business transaction with Dime without obtaining Dime's prior written consent. Dime's complaint seeks injunctive relief, costs of this action and such other relief as the court deems necessary. On April 5, 2000, Dime obtained a temporary restraining order and a preliminary injunction against Salomon temporarily barring Salomon from advising North Fork in its attempted hostile acquisition of Dime.

ITEM 9.  EXHIBITS.

Item 9 is hereby supplemented and amended by adding the following:

Exhibit
Number             Description
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(a)(20)            Letter to Employees dated April 6, 2000

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            DIME BANCORP, INC.


                                            By:   /s/ James E. Kelly
                                               ---------------------------------
                                            Name:  James E. Kelly
                                            Title: General Counsel


Dated:  April 6, 2000

                                  EXHIBIT INDEX



Exhibit
Number             Description
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(a)(20)            Letter to Employees dated April 6, 2000